UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

TOYZAP.COM, INC.

(Exact name of registrant as specified in its charter)

Texas	20-8592825
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 North Akard Street, Suite 2850

Dallas, Texas 75201

(Address of principal executive offices)

Issuer’s telephone number: (214) 758-8600

Copies to:

Lawrence P. Schnapp, Esq.

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, CA 90067

Telephone: (310) 553-4441

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of class
Common Stock, $0.001, par value per share

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☐	Smaller reporting company ☒

- i -

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form 10 contains “forward-looking statements” concerning our future results, future performance, intentions, objectives, plans, and expectations, including, without limitation, statements regarding the plans and objectives of management for future operations, any statements concerning our proposed services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. All forward-looking statements included in this document are made as of the date hereof and are based on information available to us as of such date. We assume no obligation to update any forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Future financial condition and results of operations, as well as any forward-looking statements are subject to inherent risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this Form 10.

Introductory Comment

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) under the Exchange Act, which will require us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. We currently file periodic reports under the Exchange Act on a voluntary basis, and intend to continue to do so pending effectiveness hereof.

Throughout this Form 10, unless the context otherwise requires, the terms “we,” “us,” “our,” “the company,” “our company,” “Toyzap,” and “Calpian” refer to the publicly-traded company Toyzap.com, Inc., which we intend to rename as “Calpian, Inc.”

ITEM 1.	BUSINESS.

Organizational History

Our company was originally incorporated as “Toyzap.com, Inc.” under the laws of the State of Texas, on May 30, 2006. Our principal executive offices are located at 500 North Akard Street, Suite 2850, Dallas, Texas 75201. Our telephone number is (214) 758-8600.

As Toyzap.com, Inc., we engaged in the business of Internet toy sales, but did not successfully produce any products or generate any revenues. On May 7, 2008, through a registered offering, Toyzap offered and sold 2,000,000 shares of its common stock on a self-underwritten basis at a price of $0.075 per share, generating total gross proceeds of $150,000. These shares were offered and sold by Toyzap through the efforts of Toyzap’s former sole officer, director, employee and then-major shareholder. Toyzap is currently a publicly-traded shell company whose shares trade on the Over-The-Counter Bulletin Board under the symbol “TOYZ.OB.”

On April 23, 2010, members of our existing management team acquired control of Toyzap, and Toyzap changed its previously intended business of marketing and selling toys to retail customers over the Internet to a new intended business of acquiring retail credit card processing residual streams from independent sales organizations in the United States. Mr. Harold Montgomery and Mr. Craig Jessen, both newly-appointed directors, executive officers, and controlling shareholders of Toyzap, previously served as founders, controlling shareholders, directors, and executive officers of A.R.T. Holdings, Inc., d/b/a “Calpian” (“ART”), a Texas-based private company similarly engaged in the business of acquiring retail credit card processing residual streams from independent sales organizations since 2001. We believe that the members of our management team, comprised of the same individuals who previously led ART, have proven themselves over the last 20 years as among the leaders in independent sales organization residual acquisitions through their extensive experience in the highly competitive merchant processing industry.

As controlling shareholders, directors, and officers of ART, Messrs. Montgomery and Jessen have agreed to sell us the “Calpian” trademark and domain name for $10,000, subject to their retention of a limited trademark license to the “Calpian” name for certain limited, non-competitive purposes, and conditional upon the effectiveness of a release pending from a third party with respect to the trademark.

Business Plan Overview

Headquartered in Dallas, Texas, we plan to engage in the business of acquiring recurring monthly residual income streams derived from credit card processing fees paid by retail stores in the United States. Small- and medium-sized retail merchants typically buy their credit card processing and acquiring services from Independent Sales Organizations (“ISOs”) in the U.S. ISOs are sales agents authorized by contract with one or more credit card processors to sell processing and acquiring services on their behalf. ISOs shepherd the merchant’s application for processing and acquiring services through the labyrinth of approvals, credit checks, guarantees, etc. that are required before the merchant can be approved to accept consumer credit cards for payment. Our plan is to act not as a credit card processor, but simply to purchase a revenue stream resulting from the relationship between processors and ISOs and other ISOs. In addition, we may also seek to acquire servicing rights with respect to residual portfolios acquired from ISOs, which may afford favorable capital gains treatment with respect to the consideration received by the ISOs from us for their residual portfolios.

Our residual purchases are expected to range in size and complexity from one-time events involving a single portfolio to multiple events over an extended time frame covering the entire current and possibly future portfolios of an ISO. Our aim is to acquire merchant residual accounts by acquiring them directly from the ISOs that originated the contracts with the merchants. In a residual purchase, we would buy the rights to the residual revenue streams owned by the ISO for a negotiated amount. Upon acquisition of the residual revenue stream from the ISO, our company and the ISO will notify the processor that we own the rights to the residual and that all future residual payments should be paid to us. Processors would be required to approve all such acquisitions as a condition of closing.

We plan to advertise in industry trade journals to inform the ISO industry of our acquisition capabilities, including Transaction World Magazine (a wholly-owned subsidiary of ART), and to underwrite each potential deal using our own internal processes.

Plan of Operations for the Remainder of 2010

Market and Business Overview

The Electronic Payment Processing Industry Overview

We plan to receive substantially all of our revenue from contracts with small- and medium-sized merchants for electronic payment (e.g., credit and debit card) processing services.

The electronic payment processing industry is segmented into companies specializing in (i) large merchants such as Wal-Mart and Home Depot, (ii) medium-sized merchants, and (iii) small merchants, who typically generate less than $1.0 million in annual processing volume.

Payment processors focusing on large merchants, including Elavon (formerly NOVA Information Systems), Paymentech, First Data Merchant Services, RBS Lynk, and National Processing Company (NPC/ Retriever Payment Systems), leverage their capital investment in processing infrastructure over the largest number of transactions to lower their marginal cost of processing a transaction. This scale allows these large processors to sell services at low per-transaction cost to the largest merchants with high processing volumes.

The payment processors with a medium-sized merchant focus compete based on a similar ability to leverage their infrastructure, but typically focus on regional and smaller national merchants.

The small merchant segment is traditionally best served by the ISO sales channel. ISOs are independent sales agents (or a group of agents) that sell processing services on behalf of a larger payment processor to small, independent retail operations that are typically too small for a large processor to effectively service or reach with its centralized, national sales force.

Independent Sales Organizations (“ISOs”)

Small retail stores typically buy their credit card processing services from an ISO. ISOs are contractual sales agents, authorized to sell services on behalf of one or more credit card processor. ISOs shepherd a merchant’s application for processing services through the labyrinth of approvals, credit checks, guarantees, and other approval steps that are required before a merchant can be approved to accept consumer credit cards for payment.

According to a 2002 report published by The Green Sheet, there are an estimated approximately 10,000 ISOs in the U.S., including those registered with Visa and MasterCard and non-registered ISOs, varying in size from one-person operations to businesses with large telemarketing groups and hundreds of employees. The vast majority, however, are small operations with several hundred merchants in their customer base. Each ISO typically has at least one residual revenue stream, ranging from several hundred dollars to hundreds of thousands of dollars a month. Based on available industry data, including from The Nilson Report, we estimate that ISOs control approximately two million merchant accounts in the U.S., with a total residual stream estimated at $80 to $100 million per month.

ISOs have two primary sources of revenues and profitability:

•

Sale of Point of Sale (“POS”) Credit Card Processing Terminals. Sales of credit card equipment to merchants represent one-time profit events for ISOs. Historically, terminal markups were the most important source of immediate cash flow for ISOs.

•

Credit Card Residual Streams. For every merchant an ISO signs up on behalf of a processor, the ISO receives a revenue stream based on the fees paid by the merchant to the processor. The ISO sells credit card processing services at a retail price to the merchant, retaining the difference between the retail price and the wholesale price received from the processor. These payments are the ISO’s monthly residual revenues, “residuals,” and are a contractual obligation of the processor. The residual resembles an annuity, but varies month-to-month based on the sales volume at the merchant, and the residual may terminate for a variety of reasons. For example, the ISO’s processor buy rate might be 1.69% plus $0.15 per transaction, and a $5.00 per month fee for providing statements to the merchant. The ISO might then sell this service to a retailer for 1.79% plus $0.25 per transaction and a $10.00 per month statement fee. As a result, the ISO receives 0.10% of Master Card/Visa sales volume, plus $0.10 per transaction and $5.00 per month in statement fee residuals from that merchant. In addition, monthly minimums may be put in place by the ISO to ensure the merchant pays a fee each month regardless of whether the merchant accepts any card transactions. As a result, even the smallest merchants generate a base level of revenue for the ISO.

Processors

Processors bill merchants and collect service fees from their merchant customers monthly. During the subsequent month, processors send each ISO a report detailing merchant activity, charges and residuals due the ISO along with a remittance of the funds, eliminating the need for ISO’s to collect directly from the merchant. Residuals remain in effect for as long as that merchant is a customer of the processor.

Contracts for credit card services between the merchant and processor can be year-to-year with automatic renewals, but can have up to a three-year initial term. Most merchants do not switch processors at the end of the contract term. Merchant processing, however, is a competitive business and merchants do change processors, usually for a lower rate or promise of better service. .

Attrition occurs when a merchant leaves its processor either by going out of business or moving to another provider of processing services. In exchange for the residual payment and primarily to reduce the risk of attrition, the ISO is responsible for providing first-line customer service to the merchant on behalf of the processor. Common support issues include addressing malfunctioning POS terminals, answering questions about billing statements, timely funding of credit card receivables, and training issues. Most of these issues are successfully addressed by telephone, with replacement terminals commonly provided through overnight shipping services. ISOs are sales-focused organizations almost exclusively devoted to selling POS terminals and processing services.

Rapidly Changing Industry Environment Driving Consolidation

The ISO sales channel faces many intense financial pressures and changing market trends that we believe are leading to ISO consolidation. ISOs tend to be undercapitalized. Over time, successful ISOs see the majority of their business revenues shift from terminal sales to residuals. We believe that such undercapitalization, together with natural competitive trends in the industry, has made the business model for ISOs more difficult over time, forcing consolidation in the ISO segment. Primary market trends leading to consolidation in the industry include:

•

Slowing POS Terminal Sales. Since 2001, sales of POS terminals in the U.S. have slowed and margins have fallen to almost zero. A number of large ISOs are marketing their services by giving the POS terminal to the merchant for free in exchange for signing a processing contract. This strategy has saturated the market with low cost terminals. POS terminals are reliable, have a long useful life and do not require frequent replacement. To our knowledge, no current technology is driving a broad-based terminal upgrade at the small merchant level that would spur significant growth in POS terminal sales in the U.S.

•

Falling Processing Margins. Payment processing is a commodity product. While many firms have tried branding, product differentiation and even color options for POS terminals, no effective strategy has emerged. The commodity nature of payment processing is pressuring the retail pricing of processing services to merchants, and therefore ISO margins. There is no indication this trend is reversing as ISOs compete for revenue and merchant growth largely on price.

•

Rising Sales Efficiency Requirements. With declining margins eroding the financial productivity of each new merchant added to the customer base, ISOs must add customers at an ever-increasing rate to replace the portion of their revenue stream lost to attrition.

•	Slowing Economy. A slowing economy results in declining sales volumes and thus lower residual revenue streams for the ISOs.

Factors Inhibiting ISO Growth

When an ISO realizes it is unable to generate increasingly more merchants from an existing sales force, it typically tries different tactics including, but not limited to:

•	Targeting higher volume merchants

•	Adding peripheral products

•	Investing in a larger sales force

•	Acquiring additional customer bases

However, a number of factors may inhibit the growth of these ISOs, including:

•

Slowing Economy. The slowing economy has resulted in retail sales that are flat or down. Small merchants generally feel the effects of a downturn more acutely than large merchants. Moreover, fewer new merchants are established and existing merchants are cautious when making capital spending or expansion decisions in a weak retail environment. As a result, new merchant sales by ISOs come under additional pressure.

•	Need for Scale. Declining per merchant profitability requires scale at the ISO level to spread operating costs over an increasingly larger customer base.

•

Lack of Financing Options. Increased scale requires increased capital. ISOs, however, typically have very few financing options. The market for financial support for small credit card processing portfolios is erratic and limited. In addition, the M&A market for small- and medium-size ISO businesses is relatively illiquid.

As the estimated approximately 10,000 ISOs in the U.S. seek to grow despite these industry changes, we believe that Calpian’s innovative financing solutions provide an opportunity for ISOs to attempt to remain independent or structure potential exits for ISOs through the sale of their businesses’ residual revenue streams.

The Calpian Solution

Calpian’s Business Model

Calpian plans to acquire merchant debit and credit processing residual revenue streams paid by transaction processors to ISOs, known in the industry as a “residual stream” or “residual,” thereby benefiting from the high-yield cash flows of multiple acquired residual streams. We will focus on and plan to take legal possession of the residual stream. Once Calpian acquires a residual stream, the processor will pay corresponding revenues directly to Calpian with respect to such revenue stream, instead of to the ISO.

Calpian’s ISO target market is segmented into two categories, each with defined financial needs:

•	Small ISOs with less than 2,000 merchants and financial requirements typically arising from the personal needs of the ISO’s owner (medical, educational, etc.); and

•	Larger ISOs (2,000 merchants and above) with financial needs driven by business issues such as partnership splits, expansion funding, and exit plans.

Because ISOs often have poor credit and incomplete accounting and financial reporting, and lack audited financial statements, Calpian’s plan is to generally acquire residuals through a transaction structured as an asset purchase rather than a purchase of the ISO’s stock.

In a typical residual purchase transaction, we anticipate that Calpian will agree to buy the rights to the residual revenue streams owned by the ISO for a negotiated amount and enter into a letter of intent with the target ISO. Following this step, Calpian will conduct its underwriting and due diligence with respect to the target residuals and ISO, and, assuming the parties agree to move forward, the acquisition will be consummated. As a condition to closing, Calpian and the ISO will notify the processor that Calpian will own the rights to the residual and that all future residual payments should be paid directly to Calpian following the acquisition. The processor must approve the transactions as a condition to closing. Residual purchases are expected to range from one-time events to the acquisition by Calpian of the entire current and future portfolio of an ISO.

Since Calpian will not acquire the ISO business itself, but only a portion of its customer assets, the ISO can remain as a going concern. After completing a transaction with Calpian, an ISO may continue to generate new merchant relationships for its current processor or it may adopt Calpian’s outsourced platform, which we believe takes advantage of substantial economies of scale.

All processing services, risk management services, and customer support will be outsourced in the Calpian model, eliminating technology and infrastructure capital investment requirements. We anticipate this will provide the consolidated ISO sales force the ability to compete profitably in the changing market environment.

In addition, pursuant to the Calpian model, we do not plan to acquire portfolios of merchant contracts that contain merchant risk, nor does Calpian plan to acquire portfolios or maintain processing systems which are subject to mass data breach liability directly, thereby reducing Calpian’s risk and liability exposure. Calpian will seek to identify portfolios with such limited merchant, processing or data breach risk, and only target for acquisition portfolios that meet Calpian’s strict underwriting requirements and risk profiles.

Once Calpian has acquired a merchant portfolio from the ISO, the ISO has several options:

•	Exit the industry.

•	Continue selling merchant contracts using its existing processor relationship(s).

•

Adopt Calpian’s processor relationship which may provide a lower price point and no exposure to merchant risk. Calpian expects to maintain ownership of the merchant contracts and buy the merchant residuals from the ISO on a periodic basis.

Merchant Risk

Calpian does not plan to assume merchant risk for fraudulent or unfulfilled transaction, money laundering, fraud, or other similar risk arising from merchant transactions, because Calpian intends to contract this risk out to processors or other entities and will thereby not be liable for the consequences of this risk.

Marketing and Public Relations

Calpian has identified certain trigger events that typically cause ISOs to seek outside financing. These events include, but are not limited to, partnership buyouts, growth plans, and life events such as illness, college tuition, and home purchase. While Calpian may be able to predict why an ISO may approach Calpian, we cannot predict when or with what frequency. Typically, when ISOs make the decision to seek capital their time frame is short. Therefore, a constant marketing awareness program that continually presents Calpian to the ISO community is essential to creating deal flow. Calpian will seek to originate acquisition opportunities through a number of avenues, including, but not limited to, advertising, leveraging existing industry contacts, and direct contact with ISOs.

We plan to maintain a marketing and advertising relationship with Transaction World Magazine, an industry-leading periodical that circulates to an estimated 15,500 ISOs, agent banks and other industry participants. Calpian plans to fund all of the magazine’s publishing expenses, less any revenues generated by the magazine. Transaction World Magazine, Inc. is a wholly-owned subsidiary of A.R.T. Holdings, Inc. (“ART”), which is the former employer of Calpian founders, management team members, and controlling shareholders Harold Montgomery and Craig Jessen, and both men together are the majority shareholders of ART and major shareholders and directors of Calpian. For over 8 years, Mr. Montgomery, Calpian’s Chairman and Chief Executive Officer, has written a monthly column in the magazine titled “The Money Guy” that focuses on financial issues in the ISO space. See “RELATED PARTY TRANSACTIONS” below.

Calpian intends to advertise and provide regular editorial content in Transaction World Magazine, and Calpian’s ads and articles may provide Calpian the opportunity to influence the dialogue in the industry. In addition, Calpian intends to continue to attend trade shows and speak at select industry events.

Our objective for our public relations and advertising strategy is to elevate awareness of Calpian to a high level in the market. This awareness may generate deal flow for Calpian and keep Calpian top of mind for ISO’s considering a financial transaction.

Maintain Lean Cost Structure

Calpian plans to acquire merchant contracts directly from ISOs for an economically reasonable value. After an acquisition, an ISO may continue to manage customer acquisition costs (sales). Calpian does not currently plan to acquire ISO operations and therefore does not plan to have any responsibility for the ISO itself or its continued profitability. Calpian rather intends to acquire merchant contracts from ISOs and the monthly residual revenue so as to avoid the required investments in infrastructure and overhead.

Acquisition Criteria and Process

Calpian’s target market encompasses ISOs that sell processing services to small- and medium-sized businesses. We do not plan to buy portfolios made up of very large merchants for several reasons, including the hyper-competitive pricing experienced in this segment and differing customer services needs. In addition, Calpian believes that large merchants generally represent an unacceptable concentration of revenue risk.

Acquisition Criteria

Calpian plans to apply and evaluate a number of criteria and factors when evaluating a residuals portfolio for potential acquisition. Processor statements will be the basis of Calpian’s evaluation of ISO revenues and therefore value. These statements provide a ready source of reliable data with which to value a transaction.

Acquisition Process

Calpian’s portfolio acquisition process is generally expected to proceed as follows:

•

Incoming call. Calpian anticipates that many potential ISO sellers will contact us via our 1-800 inquiry line, which will be published monthly in Transaction World Magazine and also will be available at our website.

•	Confidentiality and Mutual Non-Disclosure Agreement. A mutual confidentiality and non-disclosure agreement will be executed by the potential seller and Calpian.

•

Evaluation Process. Calpian will request 12 months of residual data to back up each portfolio considered for acquisition. Typically, each processor will provide monthly residual reports to its ISOs, showing among data points the amount of sales each merchant produced, and the amount of residuals paid to the ISO per merchant, along with other applicable charges, if any.

•	Analysis and Underwriting. Calpian will analyze the processor reports in order to determine the character of the portfolio including, but not limited to, the following information:

•	monthly merchant attrition trends;

•	monthly processing volume trends;

•	monthly residual payment trends;

•	merchant concentration issues;

•	merchant geographic dispersion;

•	individual merchant sales growth/decline; and

•	other elements of the portfolio that might lead to accelerated attrition.

We plan to analyze each portfolio against data our management team will accumulate in our acquisition activities and an industry benchmark portfolio of over 819,000 merchant records provided by a leading consulting firm in the industry, allowing Calpian management to attempt to successfully predict the performance of the target portfolio over time. Calpian can make no guarantees of future portfolio performance after an acquisition is completed.

Additionally, the terms of ISO contracts with processors are expected to vary widely. Calpian will review and, if necessary, seek to make changes to any unacceptable contract provisions before closing an acquisition. If the necessary changes cannot be made with the processor’s consent, we would elect not to close the deal.

•

Pricing. If a target portfolio falls within Calpian’s acceptable ranges of performance and is with an acceptable processor with acceptable processing terms, Calpian will use its models to forecast expected return on investment to determine an offer price for the portfolio. If the offer is accepted by the ISO, then the deal will move to documentation and closing.

•

Documentation. For each acquisition, Calpian plans to execute a three-party asset purchase agreement documenting the transaction, to include consent from Calpian, the ISO (seller) and the ISO’s processor. Consent from the processor is required to ensure that the processor acknowledges the transaction and formally agrees to the transaction and to send future payments to Calpian after the closing date.

Acquisition Timetable

We expect that the entire acquisition process – from the incoming query by the ISO to closing – may take as short as a few days for a small portfolio to a few weeks for a larger one.

Processor Concentration

Calpian intends, but may be unable to, concentrate its acquisition activity with ISOs using only a few, preferred processors. In this way, we plan to build a merchant base with reliable, credit-worthy processors. Calpian’s preferred processors include, but are not limited to: Elavon (formerly NOVA Information Systems), Paymentech, First Data Merchant Services, RBS Lynk, and National Processing Company (NPC)/ Retriever Payment Systems, among others.

Competition

We expect to compete for merchants with a wide variety of providers, including processors such as First Data Resources, Elavon (US Bank), JP Morgan Chase Bank, NPC, Bank of America, Wells Fargo, RBS Lynk, iPayment, Innovative Merchant Services, an Intuit Company, and many other large and small industry providers, including but not limited to other ISOs. In addition, we may face competition from other external entrants such as Google, Yahoo, Paypal (eBay), and others.

We may also face competition for our acquisitions from industry players such as Blue Pay, Frontstream Payments, Century Bankcard, and others.

In addition, ISOs considering a transaction with Calpian may decide to seek financing instead from providers of loans to ISOs, including RBL Capital, Resource Finance, or commercial banks.

Furthermore, we expect to face competition for sales of merchant portfolios from Cutter Financial, StreamCash, and others, including several individuals active in the industry who acquire residual streams.

Employees

As of March 31, 2010, we had no full time employees and one part-time employee, and we utilized one independent consulting firm to assist with financial reporting. We have no collective bargaining agreements with our employees, and believe our consulting and employment relationships are satisfactory. We plan to continue to hire independent consultants from time to time on an as-needed basis. After we have raised additional funds, we expect to add employees, including additional management personnel.

The Company anticipates hiring Messrs. Montgomery and Jessen as full-time employees, commencing on or about June 1, 2010, at a target annual salary of $300,000, as well as from two to four additional full-time and two to four part-time employees in 2010, all contingent upon raising sufficient funds the through debt and/or equity offerings and/or generation of sufficient cash flow from operations for payment thereof.

ITEM 1A.	RISK FACTORS

The following are risk factors that could affect our business, financial condition, results of operations, and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this registration statement because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Additional risks of which we may not be aware or that we currently believe are immaterial may also impair our business operations or the price of our common stock. If any of the risks actually occur, our business, financial condition, results of operations or cash flow could be negatively affected.

RISKS RELATED TO OUR LACK OF AN OPERATING HISTORY

We have no operating history in the merchant processing and acquisition business and are operating at a loss. There is no guarantee that we will become profitable and that makes it difficult to predict future results and raises substantial doubt as to our ability to successfully develop profitable business operations.

We only recently revised our business model to operate in the merchant processing and acquisition industry, and anticipate that we will operate at a loss for some time. While our management team has considerable general business experience in development stage companies and raising capital, and considerable experience in the merchant credit and debit card processing and acquisition industry, our development stage company has not completed any acquisitions of merchant credit and debit card processing and acquisition contracts and has no operating history. Since we have no operating history and no history of profitability, we have no financial results upon which you may judge our potential. There can be no guarantee that we will ever become profitable. In the future, we may experience under-capitalization, delays, lack of funding, and many of the others problems, delays, and expenses encountered by any early stage business, many of which are beyond our control. These include, but are not limited to:

•

inability to establish profitable strategic relationships with credit and debit card processing providers and the ability to secure the approvals of existing processors and other entities necessary to execute an acquisition of a merchant credit and debit card residual portfolio;

•	inability to identify suitable revenue streams for acquisition and/or to effectively and efficiently integrate acquired assets into our operations;

•	inability to raise sufficient capital to fund our anticipated business plan; and

•

competition from larger and more established transaction processing and acquiring companies, banks, large ISOs, and internet-based providers of similar services that may compete with us now or in the future.

We may not be able to raise the capital necessary to execute our business strategy and that could result in the curtailment or cessation of our operations.

Currently, we have only a limited amount of funds available, which cash will not be sufficient to fund our anticipated future operating needs. We currently have no source of revenue from which to pay our general and administrative expenses or fund potential acquisitions. Until we obtain additional financing, we will not be able to execute on our business plan.

Although for the foreseeable future we expect to rely on funds raised from equity and debt offerings to fund our working capital requirements and our acquisition of merchant credit and debit card residual contracts, there can be no guaranty that such funds will be available to us when needed or on satisfactory terms. If we are unable to obtain such financing, or if the terms thereof are too costly, we may be forced to curtail or cease operations until such time as alternative financing is arranged, which could have a materially adverse impact on our planned operations.

Even if we are successful in raising capital, we may need additional financing earlier than we anticipate if we:

•	expand faster than our internally generated cash flow can support;

•	purchase merchant portfolios from a large number of ISOs;

•	need to increase merchant portfolio purchase prices in response to competition; or

•	acquire complementary products, businesses, technologies or residual ISO commissions.

If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding shares. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our common stock.

We remain at risk regarding our ability to conduct successful operations.

The results of our operations will depend, among other things, upon our ability to acquire and successfully integrate into our operations merchant credit and debit card processing and acquisition contracts, operations and other support tasks. Further, it is possible that our operations will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain ourselves. Our operations may be affected by many factors, some known by us, some unknown, and some which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an entity and might cause the investment of our shareholders to be impaired or lost. Our strategic relationships are in various stages of development and our management team has not yet been fully formed. Unanticipated obstacles can arise at any time which may result in lengthy and costly delays or in a determination that further development of the business plan and ongoing operations are not feasible.

The execution of our business plan to acquire merchant credit and debit card processing and acquisition contracts may take longer than anticipated and could be additionally delayed for reasons outside our control. Therefore, there can be no assurance of timely identification, negotiation, acquisition and integration of merchant credit and debit card processing and acquisition contracts, operations and other support tasks on a cost-effective basis, or that such opportunities will achieve market acceptance such that, in combination with existing or future merchant credit and debit card processing and acquisition contracts under management, they will sustain us or allow us to achieve profitable operations.

Our success will be dependent upon our management team for the foreseeable future.

We believe that our success depends on the continued service of our key executives, including Mr. Montgomery and Mr. Jessen, and our ability to hire additional key employees, when and as needed. Although we currently intend to retain our existing management, we cannot assure you that such individuals will remain with us. We have no fixed term employment agreement with any individuals and have not obtained key man life insurance on the lives of any of them. The unexpected loss of the services of one or more of our key executives, directors or advisors, or our inability to find suitable replacements, within a reasonable period of time following any such loss, could have a material adverse effect on our ability to execute our business plan and therefore, on our financial condition and results of operations.

We may not be able to effectively control and manage our growth, which could result in the disruption of our operations and prevent us from generating meaningful revenue.

Our strategy envisions a period of potentially rapid growth. We currently maintain nominal administrative and personnel capacity due to the startup nature of our business, and our expected growth may impose a significant burden on our future planned administrative and operational resources. The growth of our business will require significant investments of capital and increased demands on our management, workforce and facilities. We will be required to substantially expand our administrative and operational resources and attract, train, manage and retain qualified management and other personnel. In addition, we may also need to increase the capacity of our software, hardware and telecommunications systems on short notice, and will need to manage an increasing number of complex relationships with strategic partners and other third parties. The failure to manage this growth could disrupt our operations and ultimately prevent us from generating meaningful revenue.

We have no experience in the merchant credit and debit card processing and acquisition industry, which could hinder our ability to attract and engage with potential strategic partners and ISO targets.

We cannot assure you that we will be successful in executing our planned activities to the levels that we are seeking. While our management team has considerable general business experience in development stage companies and raising capital, and considerable experience in the merchant credit and debit card processing and acquisition industry, our development stage company has not completed any acquisitions of merchant credit and debit card processing and acquisition contracts and has no operating history. We do not know whether or when we will be able to develop efficient capabilities to acquire, integrate and finance merchant credit and debit card processing and acquisition contracts in sufficient quantities to enable us to successfully execute on our anticipated business plan. Even if we are successful in developing our capabilities and processes, we do not know whether we will sustain our business or continue to satisfy the requirements of our potential strategic relationships and ISO targets, the inability of which could have a material adverse effect on our financial condition and operations.

RISKS RELATED TO OUR COMMON STOCK

There is only a limited public market for our securities.

Our common stock is traded on the Over-The-Counter Bulletin Board under the trading symbol “TOYZ.OB.” Our common stock is very thinly traded, and a robust and active trading market may never develop. Although approximately 24% of our outstanding shares of common stock are currently so-called “free trading shares”, the holders of approximately 90% of such shares have agreed with us not to sell such shares before April 23, 2012. Generally speaking, our remaining shares may not be sold into the market unless there is an effective registration statement covering the resale of such shares, or such shares are eligible to be sold under Rule 144. Because of our status as a “shell company”, Rule 144 is not currently available. Future sales of our common stock by existing shareholders pursuant to an effective registration statement, as a result of the waiver by us of the aforementioned sale restrictions, or upon the availability of Rule 144, could adversely affect the market price of our common stock. A shareholder who decides to sell some or all of his shares in a private transaction may be unable to locate persons who are willing to purchase the shares, given the restrictions. Also, because of the various risk factors described above, the price of the publicly traded common stock may be highly volatile and not provide the true market price of our common stock.

Our stock price will probably be volatile.

The market prices of securities of financial services-related companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies.

Factors that are expected to contribute to the volatility of the trading price of our common stock include, among others:

•	our quarterly results of operations;

•	the variance between our actual quarterly results of operations and predictions by stock analysts;

•

financial predictions and recommendations by stock analysts concerning companies engaged in financial services-related and companies competing in our market in general, and concerning us in particular;

•

public announcements of regulatory changes or new ventures relating to our business, new products or services by us or our competitors, or acquisitions, joint ventures or strategic alliances by us or our competitors;

•	public reports concerning our services or those of our competitors;

•	the operating and stock price performance of other companies that investors or stock analysts may deem comparable to us;

•	large purchases or sales of our capital stock;

•	investor perception of our business prospects or the merchant card processing and acquisition industry in general; and

•	general economic, political, and financial conditions, and the occurrence of natural disasters and terrorist attacks.

In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of financial services-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of our common stock, regardless of our results of operations.

Our issuance of preferred stock could adversely affect the value of our common stock.

Our Certificate of Formation provides for the issuance of up to 1,000,000 shares of what is commonly referred to as “blank check” preferred stock. This “blank check” preferred stock may be issued by our Board of Directors from time to time on any number of occasions, without shareholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of preferred stock, designated by resolution of our Board of Directors, stating the name and number of shares of each series and setting forth separately for such series the relative rights, privileges and preferences thereof, including, if any, the: (i) rate of dividends payable thereon; (ii) price, terms and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to common stock, including conversion price; and (vi) voting rights. The designation of such shares could be dilutive of the interest of the holders of our common stock. Our ability to issue such preferred stock could also give our Board of Directors the ability to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest or otherwise.

Our common stock may be deemed “penny stock” and therefore subject to special requirements that could make the trading of our common stock more difficult than for stock of a company that is not “penny stock.”

Our common stock may be deemed to be a “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of issuers with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 promulgated thereunder, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 promulgated under the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

Our executive officers, directors and major shareholders hold a substantial amount of our common stock and may be able to prevent other shareholders from influencing significant corporate decisions.

As of May 26, 2010, our directors and executive officers beneficially owned approximately 67.7% of our outstanding common stock. As a result, these shareholders, acting together, will be able to influence many matters requiring shareholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, and could deprive our shareholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and may affect the market price of our stock.

We do not currently intend to pay dividends.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying any cash dividends in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

We need to raise capital which will cause additional dilution.

We are currently operating at a loss and intend to increase our operating expenses significantly as we expand our development and marketing. Our operating expenses are expected to be significant and we will have to generate substantial revenues to achieve profitability. As a result, we may never achieve or sustain profitability. Additionally, we currently need to raise a significant amount of capital. There can be no assurance that we will be able to raise sufficient, if any, capital, nor is there any assurance that we will be able to raise such capital on acceptable terms. Any such financing may result in significant dilution to our existing shareholders.

Certain of our advisors and members of our management have potential and actual conflicts of interest with us, which may place such persons at odds with our best interests.

Certain of our advisors and officers have entered into, or are anticipated to enter into, advisory, placement agency or other agreements with us. In addition, we plan to enter into a marketing and advertising relationship with a wholly-owned subsidiary of A.R.T. Holdings, Inc. (“ART”) with respect to advertisement by our company in Transaction World Magazine, in connection with which we plan to cover all of the magazine’s publishing expenses, less any revenues generated by the magazine. Messrs. Montgomery and Jessen, each of whom is an officer, director and controlling shareholder of our company, also own and control ART. Furthermore, as controlling shareholders, directors, and officers of ART, Messrs. Montgomery and Jessen have agreed to sell us the “Calpian” trademark and domain name for $10,000, subject to their retention of a limited trademark license to such name. Potential or actual conflicts exist that could place the interests of these advisors and members of our management at odds with our best interests.

We do not have any independent directors and cannot guarantee that our Board of Directors will in the future have a majority of independent directors. In the absence of a majority of independent directors, our existing directors, who are also significant shareholders, could establish policies and enter into transactions without independent review and approval thereof.

Future sales of large amounts of our common stock.

Future sales of our common stock by existing shareholders pursuant to an effective registration statement covering the resale of such shares or Rule 144 could adversely affect the market price of our common stock. While our controlling shareholders and their affiliates are subject to lock-up agreements that restrict their ability to sell or transfer their shares, sales of a large number of shares of common stock in the public market by such controlling shareholders following the expiration or waiver of the lock-up agreements could adversely affect the market price of the common stock and could materially impair our future ability to generate funds through sales of our equity securities.

RISKS RELATED TO OUR INDUSTRY

Unauthorized disclosure of merchant and/or cardholder data, whether through breach of our computer systems or otherwise, could expose us to liability and protracted and costly litigation.

In connection with our business, we may become exposed to sensitive data about merchants, including names, addresses, social security numbers, driver’s license numbers and checking account numbers. Although an integral part of our business plan is that we do not expect to hold consumer data or take/accept mass data breach liability, any loss of cardholder data by us or our merchants could result in significant fines and sanctions by credit card brands that we do business with (i.e., Visa, MasterCard, American Express, and Discover) (collectively, “Card Brands”), or governmental bodies, which could have a material adverse effect upon our financial position and/or results of operations. In addition, a significant breach could result in our being prohibited from processing transactions for some or all Card Brands.

In the future, our computer systems could be subject to penetration by hackers and our encryption of data may not prevent unauthorized use. In this event, we may be subject to liability, including, but not limited to claims for unauthorized purchases with misappropriated bank card information, impersonation or other similar fraud claims. We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes. These claims also could result in protracted and costly litigation. In addition, we could be subject to penalties or sanctions from the Card Brands with which we do business.

Although we plan to generally require that our agreements with our service providers who have access to merchant and customer data include confidentiality obligations that restrict these parties from using or disclosing any customer or merchant data except as necessary to perform their services under the applicable agreements, we cannot assure you that these contractual measures will prevent the unauthorized use or disclosure of data. In addition, our agreements with financial institutions are expected to require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately enforce these protective measures could result in protracted and costly litigation.

If we fail to comply with the applicable requirements of the Card Brands, some or all of the Card Brands with which we do business could seek to fine us, suspend us or terminate our registrations. Fines could have an adverse effect on our operating results and financial condition, and if these registrations are terminated, we would not be able to conduct our business.

If we are unable to comply with Card Brands’ requirements, the Card Brands with which we do business could seek to fine us, suspend us or terminate our registrations. The termination of our registration, or any changes in the Card Brands’ rules that would impair our registration, could require us to stop providing Card Brands’ payment processing services, which would make it impossible for us to conduct our business.

We are subject to the business cycles of our merchants, which could negatively impact our financial results.

A recessionary economic environment could have a negative impact on our merchants, which could, in turn, negatively impact our financial results, particularly if the recessionary environment disproportionately affects some of the market segments that we anticipate will represent a larger portion of our bank card processing volume, such as restaurants. If our merchants make fewer sales of their products and services, we will have fewer transactions to process, resulting in lower revenue. In addition, we expect to have a certain amount of fixed and semi-fixed costs, including rent, processing contractual minimums and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

In a recessionary environment, our merchants could also experience a higher rate of business closures and a slowdown in the rate of same-store sales growth which could adversely affect our business and financial condition. In the event of a closure of a merchant, it will be unlikely that we will receive our fees for any transactions processed by that merchant in its final month of operation. In addition, in a recessionary environment, the merchants we serve could be subject to a higher rate of insolvency, which could adversely affect our financial results.

While we plan to service a broad range of merchants, restaurants, bars and other retailers may represent a significant portion of our merchant base. The failure rate of restaurants and bars is typically high, which may increase our merchant attrition. A reduction in consumer spending, particularly at restaurants and bars, could further increase our rate of merchant attrition and reject losses.

Increased attrition in merchant charge volume due to an increase in closed merchant accounts that we cannot anticipate may reduce our revenues.

We expect to experience attrition in merchant charge volume in the ordinary course of business resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors and account “closures” and contract breaches by, a merchant. In addition, we expect that substantially all of our processing contracts with merchants will provide for termination by either party on relatively short notice, allowing merchants to move their processing accounts to other providers with minimal financial liability and cost. Attrition in merchant charge volume in excess of anticipated levels could have a material adverse effect on our financial condition and results of operations. We cannot accurately predict the level of attrition in the future, particularly in connection with our acquisitions of portfolios of merchant accounts. If the merchants are unable to increase there transaction volume in order to counter the effect of this attrition, or if we experience a higher level of attrition in merchant charge volume than we anticipate, our revenues will decrease.

The payment processing industry is highly competitive and we expect to compete with certain firms that are larger and that have greater financial resources. Such competition could increase, which would adversely influence our prices to merchants, and as a result, our operating margins.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small- and medium-size merchant processing sector. Developing and maintaining our growth will depend on a combination of the continued growth in electronic payment transactions and our ability to increase our market share. The current recession could cause future growth in electronic payment transactions to slow when compared to historical rates of growth. In addition, industry competition may influence the prices we are able to charge. If the competition causes us to reduce the prices we charge, we will have to aggressively control our costs in order to maintain acceptable profit margins. In addition, some of our competitors are financial institutions, subsidiaries of financial institutions, or well-established payment processing companies, including First Data Corporation, Bank of America Corporation, Global Payments, Inc., Fifth Third Bank, Chase Paymentech Solutions, and Elavon, Inc., a subsidiary of U.S. Bancorp. Our competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration with the card networks and can settle transactions more quickly for their merchants than we can for ours. These competitors have substantially greater financial, technological, management, and marketing resources than we have. This may allow our competitors to offer more attractive fees to our current and prospective merchants, or offer other products or services that we do not. This could result in a loss of customers, greater difficulty attracting new customers, and a reduction in the price we can charge for our services.

We expect to rely on processors and sponsor banks, which will have substantial discretion with respect to certain elements of our business practices, in order to process bank card transactions. If we are unable to secure processor and bank sponsorships, or such processor and bank sponsorships, once secured, are terminated and we are unable to secure new processor and bank sponsors, we will not be able to conduct our business.

Substantially all of our revenue is anticipated to be derived from Visa and MasterCard bank card transactions. Because we are not a bank, we are not eligible for membership in the Visa and MasterCard networks and are, therefore, unable to directly access the bank card networks, which are required to process Visa and MasterCard transactions. Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bank card transactions. We anticipate that we will become registered with Visa and MasterCard in 2010. If our sponsorships are terminated and we are unable to secure another processor and bank sponsor or sponsors, we will not be able to process bank card transactions, which would be materially detrimental to our business.

We expect to be subject to increased operating margin pressure, which could erode our margins and adversely affect our ability to retain merchants and attain and maintain profitability.

We expect to experience increasingly downward pricing pressure from merchants for merchant credit and debit card processing and acquiring services, similar to what many of our competitors have experienced. The services we plan to offer are a commodity and as such are not differentiable except using price. Low barriers to entry to becoming an ISO mean that price competition in the industry is persistent and strong. Our management has noted this trend and does not anticipate that this trend will cease in the near future, if at all. Continued margin erosion could adversely affect our merchant retention and profitability.

We do not own or maintain a processing network and expect to depend on outsourced suppliers for this and other essential service; our inability to obtain and retain such outsourced services would require us to discontinue our operations.

We do not own or maintain a computer system or a software or communications network necessary to process debit or credit card transactions. We expect to depend on outsourced vendors for these and other key functions, including credit card transaction processing, check guarantee and gift and loyalty card processing and provision of point of sale processing equipment. We will therefore be dependent on the continued capabilities of these vendors to provide such services on terms acceptable to us. Should any one of these vendors experience difficulties in providing processing services for any reason, or if we can no longer engage vendors to provide such services, we would be required to discontinue operations.

Current or future bank card network rules and practices could adversely affect our business.

We expect to be registered with the Visa and MasterCard networks through a bank sponsor as an Independent Sales Organization with Visa and a Member Service Provider with MasterCard. We also anticipate becoming a sales agent for Discover and American Express. The rules of the bank card networks are set by their boards, which may be strongly influenced by member banks and, in the case of Discover and American Express, by the card issuers. Many banks directly or indirectly sell processing services to merchants in direct competition with our proposed business plan. These banks could attempt, by virtue of their membership in the network, to alter the networks’ rules or policies to the detriment of non-members such as us. The bank card networks or issuers who maintain our registrations or arrangements or the current bank card network or issuer rules that will allow us to market and provide payment processing services may not remain in effect. The termination of our anticipated registration or status as an Independent Sales Organization or Member Service Provider, or any changes in card network or issuer rules that limit our ability to provide payment processing services, could have an adverse effect on our bank card processing volumes, revenues or operating costs. In addition, we expect that if we were precluded from processing Visa and MasterCard bank card transactions, we would be unable to generate meaningful revenues.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We will depend on the efficient and uninterrupted operation of computer network systems, software, data center and telecommunications networks and other systems upon which we depend, including those outsourced from service providers . Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, massive data breach or theft of data, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Any property and business interruption insurance that we may in the future have in place may not be adequate to compensate us for all losses or failures that may occur. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of merchants;

•	loss of merchant and cardholder data;

•	harm to our business or reputation;

•	exposure to fraud losses or other liabilities;

•	negative publicity;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

Adverse economic conditions in markets in which we may obtain a substantial amount of our bank card processing volume, or have a significant concentration of merchant customers or ISO partners, such as in the merchant markets of California, New York, Texas, Florida, Colorado, and New Jersey, or other states, could negatively affect our revenue and could materially and adversely affect our results of operations. In the event our merchants are geographically concentrated in certain markets, we may be exposed to the risks of downturns in these local economies and to other local conditions, which could adversely affect the operating results of our merchants in these markets.

If we cannot pass increases in bank card network interchange fees along to our merchants, or if legislation limits interchange or other debit and/or credit card transaction or other fees that may be charged, our operating margins may be reduced.

We intend to pay interchange fees and other network fees set by the bank card networks to the card issuing bank for each transaction we process involving their bank cards, although our business model does not contemplate our retention of any of the interchange fees and interchange fees are not part of our anticipated revenue stream. From time to time, the bank card networks may increase the interchange fees and other network fees that they charge payment processors and the sponsoring banks. At its sole discretion, our sponsoring bank may have the right to pass any increases in interchange fees on to us. We may not be able to pass these fee increases along to our merchants through corresponding increases in our processing fee, which may result in a reduction of our anticipated operating margins. In addition, new legislation may limit the interchange fees and other debit and/or credit card transaction fees or other fees that may be imposed on merchants in connection with debit and/or credit card transactions, which may similarly result in a reduction of our anticipated operating margins.

Any acquisitions or portfolio buyouts that we make, and any failure of acquired merchant portfolios to generate expected future returns or to continue processing with our company, could disrupt our business and harm our financial condition.

Our business plan contemplates that we will continue to evaluate potential strategic acquisitions of complementary businesses and assets. We may not be able to successfully finance or integrate any businesses or assets that we seek to or successfully acquire. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our shareholders. While we from time to time evaluate potential acquisitions of businesses and assets, and anticipate continuing to make these evaluations, and are currently engaged in advance discussion with certain ISOs regarding the acquisition of certain residual revenue streams owned thereby, we have no present binding understandings, commitments or agreements with respect to any acquisitions.

Our business plan also contemplates the buy-out of residual commissions of ISOs at multiples that can total up to 2 years of such commissions. If the merchants included in the portfolios we purchase do not generate sufficient incremental margin after the purchase, we will not achieve a positive return on the cash expended. Further, merchants in the acquired portfolio(s) may not process with us for a long enough period of time to generate a positive return on investment. Any such failure of an acquired portfolio to generate sufficient incremental margins after the purchase or to continue to process with our company could disrupt our business and harm our financial condition.

Our growth plans depend on completion of acquisitions of merchant portfolios, which require processor consents which we may be unable to obtain.

Our merchant portfolio acquisition strategy requires that processors consent to our acquisition of the ISOs’ merchant portfolios. If processors do not agree to the transfer of ownership of the merchant portfolios from the ISOs to us, our business model will be disrupted and we may no longer be able to continue business as currently contemplated.

Our operating results are subject to seasonality, which could result in fluctuations in our quarterly net income.

We expect to experience seasonal fluctuations in our future revenues as a result of consumer spending patterns, which fluctuations are expected to result in corresponding fluctuations in our quarterly net income.

New and potential governmental regulations designed to protect or limit access to consumer information could adversely affect our ability to provide the services we provide our merchants.

Due to the increasing public concern over consumer privacy rights, governmental bodies in the United States and abroad have adopted, and are considering adopting, additional laws and regulations restricting the purchase, sale and sharing of personal information about customers. For example, the Gramm-Leach-Bliley Act requires non-affiliated third party service providers to financial institutions to take certain steps to ensure the privacy and security of consumer financial information. We believe our activities will fall under exceptions to the consumer notice and opt-out requirements contained in this law for third party service providers to financial institutions. The law, however, is new and there have been very few rulings on its interpretation. We believe that current legislation permits us to access and use this information as we currently intend. The laws governing privacy generally remain unsettled, however, even in areas where there has been some legislative action, such as the Gramm-Leach-Bliley Act and other consumer statutes, it is difficult to determine whether and how existing and proposed privacy laws will apply to our business. Limitations on our ability to access and use customer information could adversely affect our ability to provide the services we intend to offer to our merchants or could impair the value of these services

We may become subject to additional U.S., state or local taxes that cannot be passed through to our merchants, which could negatively affect our results of operations.

Companies in the payment processing industry, including us, may become subject to taxation in various tax jurisdictions on our net income or revenues. Application of these taxes is an emerging issue in our industry and taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced.

RISKS RELATED TO ACQUISITIONS

Revenues generated by acquired portfolios may be less than anticipated, resulting in losses or a decline in profits.

In evaluating and determining the purchase price for a prospective acquisition, we plan to estimate the future revenues from that acquisition based on the historical transaction volume of the acquired provider of payment processing services or portfolio of merchant accounts. Following an acquisition, it is customary to experience some attrition in the number of merchants serviced by an acquired provider of payment processing services or included in an acquired portfolio of merchant accounts. Should the rate of post-acquisition merchant attrition exceed the rate we have forecasted, the revenues generated by the acquired providers of payment processing services or portfolio of accounts may be less than we estimated, which could result in losses or a decline in profits.

We may have significant impairment charges due to lack of acquisition performance after closing a transaction, which may result in a reduction of carrying value, if our revenues relating to these assets decline.

We will attempt to acquire ISO residual streams. A material decline in the revenues generated from any of our purchased portfolios could reduce the fair value of the portfolio or operations. In that case, we may be required to reduce the carrying value of the related asset. Additionally, changes in accounting policies or rules could affect the way in which we reflect these assets in our financial statements, or the way in which we treat the assets for tax purposes, either of could have a material adverse effect on our financial condition.

We may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, exposing us to potentially large, unanticipated costs.

Prior to the consummation of any acquisition, we expect to perform a due diligence review of the provider of payment processing services or portfolio of merchant accounts that we propose to acquire. Our due diligence review, however, may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the proposed acquisition.

We may encounter delays and operational difficulties in completing the necessary links required by an acquisition, resulting in increased costs for, and a delay in the realization of revenues from, that acquisition.

The acquisition of a residual stream will require the transfer of functions and links to our systems and those of our own third party service providers. If the transfer of these functions and links does not occur rapidly and smoothly, delays and errors may occur, resulting in a loss of revenues, increased merchant attrition and increased expenditures to correct the transitional problems, which could preclude our attainment of, or reduce, profits.

Special non-recurring costs associated with acquisitions could adversely affect our operating results in the periods following these acquisitions.

In connection with some acquisitions, we may incur non-recurring severance expenses, restructuring charges and change of control payments. These expenses, charges and payments could adversely affect our operating results during the initial financial periods following an acquisition.

Our facilities, personnel and financial and management systems may not be adequate to effectively manage the future expansion we believe necessary to increase our revenues and remain competitive.

We anticipate that future expansion will be necessary in order to increase our revenues. In order to effectively manage our expansion, we may need to attract and hire additional sales, administrative, operations and management personnel. We cannot assure you that our facilities, personnel and financial and management systems and controls will be adequate to support the expansion of our operations. If we fail to effectively manage our growth, our business could be harmed.

ITEM 2.	FINANCIAL INFORMATION.

Toyzap’s operations were initially funded through loans from its founder totaling $27,100 (which loans were subsequently repaid) and from $150,000 of proceeds from its registered offering of shares in May 2008. Since inception and through May 26, 2010, Toyzap had generated no revenue and has incurred a total of approximately $110,000 of expenses, primary attributable to general and administrative expenses. As of May 26, 2010 our assets were primarily comprised of $30,000 in cash and outstanding liabilities in the amount of approximately $83,000.

We expect to continue to operate at a loss without generating any significant revenue for at least the next three to six months. In order to fund our future working capital requirements and implement our business plan of accelerated organic growth and the acquisitions of ISO residual revenue streams, we need to raise significant capital in the near future. Initially, our primary expenses (exclusive of funds needed to close acquisitions) are estimated to include approximately $110,000 per month in payroll expenses, operating expenses such as rent, professional services, administrative and travel costs of an estimated approximately $90,000 per month, and marketing, promotional, and advertising expenses of an estimated approximately $30,000 per month.

Because of our operating losses and negative cash flows incurred since inception, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements for 2008 and 2009 expressing doubt regarding our ability to continue as a going concern. Our ability to fund our liquidity and working capital needs in the near future will be dependent upon our ability to raise additional capital and our successful execution of our current business strategy. We will have to obtain significant additional capital through the sale of additional equity and/or debt securities in order to execute our business plan. No assurance can be given that we will have sufficient capital available to continue to operate our business in 2010 or that we will be able to effect our business plan.

We are currently seeking to raise up to $5.0 million of capital through a private offering of our preferred stock. We can not assure you that we will be able to raise any funds pursuant to this offering or that any funds we do raise will be sufficient to satisfy our cash needs. If we are unable to raise sufficient capital in a timely manner, we will not be able to execute on our business plan.

ITEM 3.	PROPERTIES.

Our corporate offices, comprised of approximately 6,000 square feet of office space, are being provided to us at no charge by A.R.T. Holdings, Inc., an affiliate of our company. We believe that our current facility has the capacity to meet our needs for the foreseeable future, and that alternate or additional space is readily available near our current location should we need to move or acquire additional space.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of our company by (a) each person or group who beneficially owns more than 5% of any class of our capital stock, (b) each of our executive officers and directors, and (c) all of our executive officers and directors as a group. The address for each person named below is c/o Calpian, Inc., 500 North Akard Street, Suite 2850, Dallas, Texas 75201.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (1)
Harold Montgomery, Chairman of the Board and Chief Executive Officer(2)	2,547,242	30.6%
Craig Jessen, Director and President(3)	1,650,000	19.8%
Laird Q. Cagan, Director(4)	1,437,500	17.3%
John Liviakis(5)	550,000	6.6%
David Pilotte, Chief Financial Officer	0	—
All officers and directors as a group (4 persons)(6)	5,634,742	67.7%

(1)	Based on 8,324,570 shares of common stock issued and outstanding.
(2)	Comprised of: (i) 595,000 shares of our common stock owned directly by Harold Montgomery; (ii) 1,905,000 shares of our common stock held in an IRA fbo Mr. Montgomery; and (iii) 23,621 shares of our common stock owned by the Molly Ann Montgomery 1995 Trust and 23,621 shares owned by the Philip Graham Montgomery 1997 Trust, trusts for the benefit of Mr. Montgomery’s children for which Mr. Montgomery is trustee.
(3)	Comprised of shares of our common stock held in an IRA fbo Mr. Jessen.
(4)	Comprised of: (i) 837,500 shares of our common stock held in an IRA fbo Mr. Cagan; and (ii) 600,000 shares of our common stock held in an IRA fbo Mr. Cagan’s spouse.
(5)	Comprised of: (i) 257,380 shares of our common stock held by Mr. Liviakis; (ii) 242,620 shares of our common stock held in an IRA fbo Mr. Liviakis; and (iii) 50,000 shares of our common Stock held by Liviakis Financial Communications, Inc. Liviakis Financial Communications, Inc. is our public relations firm, and Mr. John Liviakis is its sole shareholder, President and Chief Executive Officer (see “Related Party Transactions” below).
(6)	Represents shares of our common stock beneficially held by Messrs. Montgomery, Jessen, Cagan, and Pilotte.

Changes in Control

There are no arrangements of which we are aware that could result in a change of control of our company.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Effective April 23, 2010, Lance Dean resigned as the sole director and officer of our company and Messrs. Montgomery, Jessen and Cagan were appointed directors of our company; Mr. Montgomery was appointed Chairman, Chief Executive Officer and Secretary; Mr. Jessen was appointed President; and Mr. Pilotte was appointed Chief Financial Officer. Mr. Dean did not resign as a result of any disagreement with us on any matter relating to our operations, policies, or practices.

The following table sets forth certain information regarding our current executive officers and directors:

Name	Age	Position
Harold Montgomery	50	Chairman of the Board, Chief Executive Officer and Secretary
Laird Q. Cagan	52	Director
Craig Jessen	52	President and Director
David Pilotte	51	Chief Financial Officer

The following is a brief description of the business experience and background of our directors and executive officers.

Harold Montgomery, Chairman of the Board, Chief Executive Officer and Secretary

Harold Montgomery is a native of Dallas, Texas. He attended St. Mark’s School of Texas and Stanford University where he received a BA (International Relations) in 1982 and an MBA in 1985. Mr. Montgomery successfully managed the Dallas Area Rapid Transit Authorization election campaign in 1983. He worked for Wellington Associates, a Dallas-based investment bank focused on mergers and acquisitions and corporate finance from 1985-1987. In 1987, he started A.R.T. Holdings, Inc. a merchant payment processing company. He led that company’s expansion into check guarantee and recovery, debit processing, credit card processing and other related businesses. While at A.R.T. Holdings, Inc., Mr. Montgomery led a team doing business under the name “Calpian”, which successfully acquired over 200 ISO merchant processing portfolios between 2003 and 2009. Mr. Montgomery is a co-founder of the new publicly traded Calpian.

Mr. Montgomery is active in community affairs in Dallas. He is a Trustee of the Communities Foundation of Texas, a $600 million community chest foundation. He is also a Trustee of the Caruth Foundation and St. Mark’s School of Texas. He has served as a board member and president of the Dallas Committee on Foreign Relations and Big Thought, a community education agency. He is a member of the Council on Foreign Relations located in New York. Mr. Montgomery was a member of the Young Presidents’ Organization (“YPO”) from 1991 to 2009, and chaired the Florence, Italy YPO University. He and his wife also participated in the organizing committees for YPO Universities in Rome, Dubai, and Venice. Mr. Montgomery has lived in Spain, Venezuela, Italy, the UK, and Australia, and has traveled to over 50 countries on six continents.

Mr. Montgomery has also served as an industry expert for the Federal Reserve Bank of Philadelphia Payment Card Center and the U.S. Congress as an expert witness for credit card reform legislation. He is a frequent speaker at industry events and trade shows, and a regular contributor to industry trade publications, including Transaction World Magazine.

Laird Q. Cagan, Director

Mr. Cagan is a co-founder and, since 2001, has been Managing Director of Cagan McAfee Capital Partners, LLC (“CMCP”), a merchant bank based in Cupertino, California. From 2004 to 2009, Mr. Cagan was a Managing Director of Chadbourn Securities, Inc., a FINRA licensed broker-dealer. In 2009 Chadbourn merged into Colorado Financial Service Corp. (“CFSC”), a FINRA-licensed broker-dealer and Placement Agent for our company, whereupon Chadbourn relinquished its broker-dealer license and Mr. Cagan became a Managing Director of CFSC. CFSC is not affiliated with CMCP. Mr. Cagan also continues to serve as President of Cagan Capital, LLC, a merchant bank he formed in 1990, the operation of which transitioned into CMCP. Mr. Cagan has served or serves on the Board of Directors of the following companies: Evolution Petroleum Corporation, a Houston-based public company involved in the acquisition, exploitation, development, and production of crude oil and natural gas resources (since 2004, where Mr. Cagan is also a co-founder and former Chairman); AE Biofuels, Inc., a bio-fuels company headquartered in Cupertino, California (from 2006 to 2008, where Mr. Cagan is also a co-founder); Real Foundations, Inc., a real estate-focused consulting firm (from 2000 to 2004); Burstein Technologies, a development stage medical devices company (from 2005 to 2006); WorldSage, Inc. (recently renamed Career College Holding Company, Inc.), a California-based public company that purchased a for-profit college in Switzerland in October 2007 and subsequently sold that college in 2008 (since 2006); Fortes Financial Corporation, an Irvine, California-based mortgage bank (since 2007); TWL Corporation, a Carrollton, Texas-based publicly-traded workplace training and education company (from 2007 to 2008); and CAMAC Energy Inc. (formerly Pacific Asia Petroleum, Inc.), a Hartsdale, New York-based publicly-traded international energy company engaged in the business of oil and gas development, production and distribution in China and Nigeria (from 2007 to 2009). Mr. Cagan has been involved over the past 25 years as a venture capitalist, investment banker, and principal in a wide variety of financings, mergers, acquisitions and investments of high growth companies in a wide variety of industries. At Goldman, Sachs & Co. and Drexel Burnham Lambert, Mr. Cagan was involved in numerous transactions totaling over $15 billion in aggregate value. Mr. Cagan attended M.I.T. and received his BS and MS degree in engineering, and his MBA, all from Stanford University. He is a member of the Stanford University Athletic Board and founding Chairman of the SF Bay Chapter of the Young Presidents’ Organization.

Craig Jessen, President and Director

Mr. Jessen served as President and COO of A.R.T. Holdings, Inc. from 1991 through 2009. While at A.R.T. Holdings, Inc., he was the operating executive responsible for the acquisition, integration, and return to profitability of Checktronic (1993) and Cash Lane (1999). Mr. Jessen was a key executive in the launch and conduct of A.R.T. Holding, Inc.’s merchant credit card processing business, and developed marketing strategies to increase market demand for its services. At A.R.T. Holdings, Inc., Mr. Jessen analyzed, underwrote, and closed over $60 million of transactions across over 200 acquisitions resulting in a portfolio of nearly 37,000 merchants with $16 million of net revenue and $11 million in cash flow. In addition, while at A.R.T. Holdings, Inc., he provided actionable strategic, financial and operational advice to ISOs and agents in multiple business areas including, but not limited to, the areas of risk management, customer service, sales channel profitability, sales efficiency, processing contracts, pricing, attrition, work flow and staffing levels. Mr. Jessen previously worked at Transport Insurance Company, an insurance company with offices in Dallas, Texas (from September 1987 to November 1990); InterFirst Corporation, a multibank holding company headquartered in Dallas, Texas (from June 1984 to August 1986); and United Parcel Service, a worldwide shipping, freight, logistics and supply chain management company, out of its Dallas, Texas offices (from February 1978 to March 1984). He earned his BBA from the University of Texas at Arlington in 1984, and his MBA from Southern Methodist University in 1987.

David Pilotte, Chief Financial Officer

Mr. Pilotte joined our company as Chief Financial Officer in April 2010. Mr. Pilotte’s 20+ years serving public companies in an array of executive level roles gives him a solid base from which to fulfill our needs.

In 1996 Mr. Pilotte formed an independent consulting practice, DNP Financial Strategies, located in Plano, Texas, through which he has advised and continues to advise small and middle-market companies on matters of accounting, corporate finance, public reporting, due diligence, debt restructuring, and profit improvement and has served, on occasion, as an interim executive. From June 2007 to February 2008, Mr. Pilotte served as Chief Financial Officer of Omniflight Helicopters, an Addison, Texas based company providing air ambulance services from 72 bases in 17 states. From October 2004 to June 2006, Mr. Pilotte served as Chief Financial Officer and Chief Operating Officer of Digital Recorders, Inc., a NASDAQ listed company headquartered in Dallas, Texas, with extensive international operations. Digital Recorders engages in the design, manufacture, and sale of digital telemetry equipment for public transportation systems and surveillance equipment for the military and law enforcement agencies worldwide. Prior to 2004, Mr. Pilotte held the positions of Chief Financial Officer, Corporate Controller, and Corporate Treasurer with public companies ranging from start-ups to $700 million in revenue corporations, including Axtive Corporation (NASDAQ), American Pad & Paper (AMEX), Cyrix/National Semiconductor (NASDAQ), and Baldor Electric Company (NYSE). Mr. Pilotte started his career with Arthur Andersen & Company in 1984.

Mr. Pilotte holds a bachelor’s degree in finance from the University of Florida, an MBA with concentrations in general management and accounting from the University of Houston, and has been a CPA in Texas since 1986. Mr. Pilotte is a member of CEO Netweavers and Financial Executives International; he serves as an accounting and reporting expert for investor information groups Evaluserve’s Circle of Experts and the Gerson Lehrman Group; is qualified as an “audit committee financial expert” as defined by the SEC; and serves as President of his homeowners association.

Changes in Control

On April 23, 2010, Lance Dean, Ray A. Balestri, and certain other Toyzap shareholders holding an aggregate of 9,912,930 shares of common stock entered into stock purchase agreements with Laird Q. Cagan, Harold Montgomery, Craig Jessen, affiliates thereof, and certain other purchasers (collectively, the “Purchasers”), pursuant to which the Purchasers acquired an aggregate of 9,912,930 shares of common stock of the Company from the selling shareholders for aggregate cash consideration of $400,000 (the “original purchase price”) paid by the Purchasers from their respective personal funds. Immediately upon closing of the sales contemplated by the purchase agreements, (i) the Purchasers contributed an aggregate of 1,725,430 of the shares to the capital of the Company thereby reducing the aggregate issued and outstanding shares of the Company to 8,274,570 shares, (ii) Lance Dean resigned as the sole director and officer of Toyzap, and (iii) Messrs. Montgomery, Jessen, and Cagan were appointed directors of Toyzap; Mr. Montgomery was appointed Chairman, Chief Executive Officer and Secretary; Mr. Jessen was appointed President; and Mr. David Pilotte was appointed Chief Financial Officer. Upon the closing of these sales (and taking into account the capital contribution referred to in (i), above), the Purchasers acquired in the aggregate 99.1% of Toyzap’s issued and outstanding common stock and, if they were to act together, attained voting control of the Company.

Upon the closing of the foregoing sales, the Purchasers and Cagan Capital, LLC (“CC”), a limited liability company managed and controlled by Mr. Cagan, a director of our company, entered into a shareholders’ agreement pursuant to which (i) the Purchasers agreed to vote all our shares held by them in order to elect the nominee of CC as a director of our company, and (ii) the Purchasers each agreed that, in the event we do not raise at least $2 million in equity financing by September 1, 2010 that CC may purchase all, but not less than all, of the shares held by the Purchasers at a purchase price equal to the original purchase price paid by such Purchasers under the purchase agreements. The shareholders’ agreement has a two year term expiring on April 23, 2012. At closing, the Purchasers holding all but 100,000 of the shares acquired from the selling shareholders entered into a lock-up agreement with our company pursuant to which each such Purchaser agreed not to offer, sell, contract to sell, transfer, hypothecate, pledge, or otherwise dispose of any shares acquired under the purchase agreements for a period of two years from closing unless, and to the extent, such restrictions are waived by us.

There are no other arrangements of which we are aware that could result in a change of control of our company.

ITEM 6.	EXECUTIVE COMPENSATION.

We did not pay compensation to any of our officers or directors during 2007, 2008 or 2009. As of the filing date of this Form 10, we had no equity compensation plans, including individual compensation arrangements, under which equity securities are authorized for issuance, and we are not party to any employment agreements.

We are a party to an Independent Contractor’s Agreement, dated April 23, 2010, pursuant to which we have engaged David Pilotte to serve as our Chief Financial Officer. Pursuant to this agreement, Mr. Pilotte is paid a retainer of $7,200 per month, plus reasonable and documented expenses, for approximately 24 hours per month with additional time at quarter ends. Mr. Pilotte may bill us for any additional hours he may work at a rate of $275 per hour, subject to our prior written approval. The agreement has an initial term of three (3) months, is expected to be amended and renewed based upon the continuing needs of the business, but may be terminated by either party upon thirty (30) days written notice or immediately by us upon Mr. Pilotte’s default or breach of the agreement.

There are no standard arrangements by which directors of our company are compensated for their services as directors, and none of our current directors received any cash compensation for their services as such during the most recently completed fiscal year or in 2010 to the date of this Form 10. Directors are reimbursed for reasonable travel expenses incurred in connection with meetings of the Board of Directors. In the future, we may pay outside directors an annual cash retainer consistent with industry standards. Each outside director may also be granted equity in amounts to be determined on a case-by-case basis.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Investor Relations Agreement

On April 26, 2010, we engaged Liviakis Financial Communications, Inc. as our public relations firm pursuant to an agreement that expires on April 30, 2012. Pursuant to this agreement, and as sole compensation thereunder, we issued to Liviakis Communications, Inc. 50,000 shares of our common stock. Mr. John Liviakis is the sole shareholder, President and Chief Executive Officer of Liviakis Financial Communications, Inc., and Mr. Liviakis acquired beneficial ownership of an aggregate of 500,000 shares of our common stock from the selling shareholders pursuant to the purchase agreements described above in Item 5 “Changes in Control.”

Placement Agent Agreement

We have has entered into an exclusive engagement agreement with Colorado Financial Service Corporation (“CFSC”). CFSC will serve as the placement agent in our private placement of securities. Laird Cagan, a Director of our company and current beneficial owner of approximately 17.3% of the outstanding capital stock of our company, is a registered representative and principal of CFSC. Pursuant to the engagement agreement with CFSC, we are obligated to indemnify CFSC against certain civil liabilities, including liabilities under the Securities Act and to pay CFSC’s fees for shares of our preferred stock sold by CFSC in the private placement, in an amount equal to 8% of the aggregate gross offering proceeds raised from investors originated by CFSC. In addition, we are obligated to pay a non-accountable expense allowance to CFSC of 2% of the gross offering proceeds. We have also agreed to issue CFSC’s agents warrants to purchase, in the aggregate, a number of shares of our common stock equal to 10% of the number of shares issued in the private placement to investors originated by CFSC. As a registered representative and principal of CFSC, Mr. Cagan is entitled to receive a substantial portion of any such fees, warrants and expense allowance.

Agreements with Management

Laird Cagan, Harold Montgomery and Craig Jessen are the beneficial owners of approximately 17.3%, 30.6%, and 19.8%, respectively, of our outstanding capital stock. All of these shares were purchased by these individuals from our original founders and certain other former shareholders at a price of approximately $0.02 per share.

Please refer to Item 5 above for descriptions of the shareholders agreement between Cagan Capital, LLC, a limited liability company managed and controlled by Mr. Cagan, and the purchase agreements amongst our existing directors (and certain other shareholders) and the founders of Toyzap.

As controlling shareholders, directors, and officers of ART, Messrs. Montgomery and Jessen have agreed to sell us the “Calpian” trademark and domain name for $10,000, subject to their retention of a limited trademark license to the “Calpian” name for certain limited, non-competitive purposes, and conditional upon the effectiveness of a release pending from a third party with respect to the trademark.

Board of Directors

As of the date of this Form 10, we have three persons serving as directors on our Board of Directors, namely, Harold Montgomery, Craig Jessen, and Laird Q. Cagan. Pursuant to our Bylaws, our directors are elected at the annual meeting of our shareholders, and once appointed serve until their successors are elected and qualified, until their prior death, resignation, or until removed from office in accordance with our Bylaws. Our Bylaws provide that the number of directors on our Board of Directors shall be fixed and changed from time to time by resolution of our Board of Directors or by the vote of our shareholders.

Committees of the Board of Directors

Pursuant to our Bylaws, our Board of Directors may establish committees of one or more directors from time-to-time, as it deems appropriate. We currently do not have any Board committees.

Director Independence

Because our common stock currently is not traded on any national securities exchange or other major trading system, we are not subject to any standards regarding the “independence” of our directors. None of the members of our Board of Directors is “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market.

ITEM 8.	LEGAL PROCEEDINGS.

None.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common sock began trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “TOYZ” on March 4, 2009. The market for our common stock has been limited, volatile and sporadic and could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of our stock by our officers, directors and principal shareholders, general market trends, and other factors. The following table sets forth the high and low sales prices relating to our common stock for 2009 and 2010. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

Period (Calendar Year)	High	Low
2009:
Fourth Quarter	$0.05	$0.05
Third Quarter	$0.05	$0.05
Second Quarter	$1.25	$0.05
First Quarter	$1.50	$0.05

2010:
Second Quarter (through May 25, 2010)	$3.00	$0.05
First Quarter	$0.05	$0.05

Shareholders

As of May 25, 2010, we had approximately 79 record holders of our common stock, all of whom held lots of 100 or more shares. The number of registered shareholders excludes any estimate by us of the number of beneficial owners of common shares held in “street name.” As of May 26, 2010, we had 8,324,570 outstanding shares of Common Stock.

Dividends

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain any future earnings for financing our growth and expansion.

On May 12, 2010, our Board of Directors approved and declared a stock dividend of one share of our common stock for every one share of common stock outstanding, to be issued to holders of record as of May 31, 2010, and paid on June 1, 2010. Following the issuance of the stock dividend, we will have an aggregate of 16,649,140 shares of issued and outstanding common stock, assuming no additional shares are issued and outstanding prior to the record date.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

On April 26, 2010, we engaged Liviakis Financial Communications, Inc. as our public relations firm pursuant to an agreement that expires on April 30, 2012. Pursuant to this agreement, and as sole compensation thereunder, we issued to Liviakis Communications, Inc. 50,000 shares of our common stock. The foregoing issuance was effected in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. Such securities may not be reoffered or sold in the United States by the holder in the absence of an effective registration statement, or valid exemption from the registration requirements, under the Securities Act of 1933.

ITEM 11.	DESCRIPTION OF SECURITIES TO BE REGISTERED.

Our authorized capital stock consists of 200 million shares of common stock, and 1.0 million shares of preferred stock. We are registering shares of our common stock under this Form 10.

Common Stock

As of May 26, 2010, there were 8,324,570 shares of our common stock issued and outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as our Board of Directors may from time to time determine. Each shareholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not authorized.

Our common stock is not subject to conversion or redemption and holders of common stock are not entitled to preemptive rights. Upon the liquidation, dissolution or winding up of the Company, the remaining assets legally available for distribution to shareholders, after payment of claims of creditors and payment of liquidation preferences, if any, on outstanding preferred stock, are distributable ratably among the holders of common stock and any participating preferred stock outstanding at that time. Each outstanding share of common stock is fully paid and non-assessable. Our Board of Directors has the authority to issue authorized but unissued shares of common stock without any action by our shareholders.

The holders of substantially all of our shares of common stock have contractually agreed with us not to sell their shares until certain conditions are met. Please refer to Item 5 above for a more detailed description of these arrangements.

“Blank Check” Preferred Stock

Our Board of Directors has authority to issue up to 1.0 million shares of preferred stock, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of our company, thereby delaying, deferring or preventing a change in control of our company. Furthermore, such preferred stock may have other rights, including economic rights senior to our common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of our common stock. No shares of preferred stock have been issued or are currently outstanding.

Anti-Takeover Effects of Certain Provisions of Texas State Law

Texas law provides that, subject to certain exceptions, a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations, and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless: (i) the business combination or purchase or acquisition of shares made by the affiliate shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder. This anti-takeover statute may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event(s) would be beneficial to our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 7.03 of our By-Laws provides for indemnification of our directors and officers to the fullest extent permitted by the Texas Business Organizations Code (the “TBOC”). We may also indemnify any other person whom we have the power to indemnify against liability, reasonable expenses, or any other matter if and to the extent authorized by our Board of Directors.

Our officers and directors do not have indemnification agreements with our company, and our company does not have Directors and Officers Liability Insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Section 8.101 of the TBOC allows an enterprise to indemnify any governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding by reason of the fact that he or she is or was a governing person, former governing person, or delegate of the enterprise, against a judgment and expenses, other than a judgment, that are reasonable and actually incurred by the person in connection with a proceeding. However, indemnification where the person is found liable to an enterprise or if found liable because the person improperly received a personal benefit is limited to reasonable expenses actually incurred by the person in connection with the proceeding, does not include a judgment, penalty, fine, and an excise or similar tax, and may not be made in relation to a proceeding in which the person has been found liable for (a) willful or intentional misconduct in the performance of the person’s duty to the enterprise, (b) breach of the person’s duty of loyalty owed to the enterprise, or (c) an act of omission not committed in good faith that constitutes a breach of a duty owed by the person to the enterprise.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The following index lists the financial statements of Toyzap.com, Inc. that are included in this Form 10:

Unaudited Balance Sheet as of March 31, 2010 and Balance Sheet as of December 31, 2009	32

Unaudited Statements of Operations for the three months ended March 31, 2010 and 2009 and for the period from May 30, 2006 (inception) through March 31, 2010	33

Unaudited Statement of Stockholders’ Equity for the period from May 30, 2006 (inception) through March 31, 2010	34

Unaudited Statements of Cash Flows for the three months ended March 31, 2010 and 2009 and for the period from May 30, 2006 (inception) through March 31, 2010	35

Notes to financial statements	36

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	March 31, 2010 (Unaudited)	December 31, 2009
ASSETS
Current Assets:
Cash	$48,028	$93,879

Total current assets	48,028	93,879

Total assets	$48,028	$93,879

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Stockholder advances	$—	$27,100
Accounts payable	—	2,000
Other current liabilities	—	330

Total current liabilities	—	29,430

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock - par value $0.001; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock - par value $0.001; 200,000,000 shares authorized; 10,000,000 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	10,000	10,000
Additional paid-in capital	147,795	147,795
Deficit accumulated during development stage	(109,767)	(93,346)

Total stockholders’ equity	48,028	64,449

Total liabilities and stockholders’ equity	$48,028	$93,879

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 AND

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH MARCH 31, 2010

	Three Months Ended March 31,		From Inception through
	2010	2009	March 31, 2009

Revenues	$—	$—	$—

Cost of revenues	—	—	—

Gross profit	—	—	—

Operating expenses:
General and administrative	16,851	11,108	110,197

Total operating expenses	16,851	11,108	110,197

Operating loss	(16,851)	(11,108)	(110,197)

Other income	430	—	430

Loss before taxes	(16,421)	(11,108)	(109,767)

Provision for income taxes	—	—	—

Net loss	$(16,421)	$(11,108)	$(109,767)

Loss per share, basic and diluted	$—	$—

Weighted average number of shares outstanding	10,000,000	10,000,000

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH MARCH 31, 2010

	Common Stock		Additional Paid In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, May 30, 2006 (inception)	—	$—	$—	$—	$—

Shares issued for services	8,000,000	8,000	—	—	8,000
Net loss	—	—	—	(8,000)	(8,000)

Balance, December 31, 2006	8,000,000	8,000	—	(8,000)	—

Contributed capital	—	—	100	—	100
Net loss	—	—	—	(4,868)	(4,868)

Balance, December 31, 2007	8,000,000	8,000	100	(12,868)	(4,768)

Shares issued in private placement	2,000,000	2,000	147,695	—	149,695
Net loss	—	—	—	(53,581)	(53,581)

Balance, December 31, 2008	10,000,000	10,000	147,795	(66,449)	91,346

Net loss	—	—	—	(26,897)	(26,897)

Balance, December 31, 2009	10,000,000	10,000	147,795	(93,346)	64,449

Net loss	—	—	—	(16,421)	(16,421)

Balance, March 31, 2010	10,000,000	$10,000	$147,795	$(109,767)	$48,028

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 AND

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH MARCH 31, 2010

	Three Months Ended March 31,		From Inception through
	2010	2009	March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,421)	$(11,108)	$(109,767)
Adjustments to reconcile net loss to net cash flows from operating activities:
Stock issued for services	—	—	8,000
Increase in other current assets	—	(75)	—
Increase (decrease) in accounts payable	(2,000)	5,142	—
Decrease in other current liabilities	(330)	—	—

Net cash flows used in operating activities	(18,751)	(6,041)	(101,767)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	—	—	149,695
Stockholder advances	(27,100)	—	—
Contributed capital	—	—	100

Net cash flows provided by (used in) financing activities	(27,100)	—	149,795

Increase (decrease) in cash	(45,851)	(6,041)	48,028
Cash, beginning of period	93,879	130,298	—

Cash, end of period	$48,028	$124,257	$48,028

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Toyzap.com, Inc. (“Toyzap” or the “Company”) was formed in Texas on May 30, 2006, for the purpose of engaging in the business of Internet toy sales. The Company is a development stage company. On April 23, 2010, effective upon the consummation of a change in control transaction described herein at Note E – Subsequent Events, the Company changed its previously intended business of marketing and selling toys to retail customers over the Internet to a new intended business of acquiring retail credit card processing residual streams from independent sales organizations in the Unites States.

Development Stage Activities

The Company is presently in the development stage with no significant revenues from operations. Accordingly, all of the Company’s operating results and cash flows reported in the accompanying financial statements are considered to be those related to development stage activities and represent the ‘cumulative from inception’ amounts from its development stage activities reported pursuant to FASB Accounting Standards Codification (“ASC”) 915-10-05, Development Stage Entities.

Basis of presentation and going concern uncertainty

The Company has been a development stage company and has incurred net operating losses of $109,767 since inception (May 30, 2006). The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern and is dependent upon the Company’s ability to establish itself as a profitable business. Due to the start-up nature of the Company’s business, the Company expects to incur losses as it expands. To date, the Company’s cash flow requirements have been primarily met through debt and equity financings; however, there is no assurance that such additional funds will be available for the Company going forward. The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. At March 31, 2010, and December 31, 2009, the Company did not have any accounts receivable.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue when products are fully delivered and collection is reasonably assured. During each of the periods presented the Company had no revenue.

Earnings per Share

The Company calculates earnings per share (“EPS”) in accordance with FASB ASC 260-10-55, Earnings per Share, which requires the computation and disclosure of two EPS amounts, basic and diluted. Basic EPS is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding during the period. Such potential dilutive common shares consist of stock options, non-vested shares (restricted stock) and warrants. At March 31, 2010, and 2009, there were no potential common shares that would have an anti-dilutive effect.

Shipping and Handling Costs

The Company’s policy provides for the expensing of all shipping and handling costs as incurred. During each of the periods presented the Company had no shipping and handling costs.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. During each of the periods presented the Company had no advertising costs.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences for financial and income tax reporting related to net operating losses that are available to offset future federal and state income taxes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. During each of the periods presented the Company had no tax provision, current or deferred.

Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to contingencies, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued and Newly Adopted Accounting Pronouncements

Effective April 1, 2009, the Company adopted ASC 855, Subsequent Events (“ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Adoption of ASC 855 did not have a material impact on the Company’s results of operations or financial condition.

Effective July 1, 2009, the Company adopted FASB ASU No. 2009-05, Fair Value Measurement and Disclosures (Topic 820) (“ASU 2009-05”). ASU 2009-05 provided amendments to ASC 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required for Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company’s results of operations or financial condition.

NOTE B – RELATED PARTIES

Lance Dean, the Company’s Chief Executive Officer until April 23, 2010, had advanced funds to the Company for legal, audit, filing fees, general office administration, and cash needs. As of December 31, 2009, Mr. Dean had advanced $27,100. In February 2010, the Company repaid Mr. Dean.

Until April 23, 2010, the Company’s executive, administrative and operating offices were located at Mr. Dean’s home residence, which space he provided at no charge. There was no written agreement evidencing this arrangement.

NOTE C – CAPITAL STOCK

Common Stock

At March 31, 2010, the Company had 200,000,000 shares of common stock, par value $0.001 per share, authorized (“Common Stock”) and 10,000,000 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share and are to receive dividends or other distributions when and if declared by the Director.

None of our Common Stock is subject to outstanding options or rights to purchase, nor do we have any securities that are convertible into our Common Stock. We have not agreed to register any of our stock for anyone, nor do we presently have in effect employee stock options or benefits plans that would involve the issuing of additional shares of our Common Stock.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE C – CAPITAL STOCK (continued)

Common Stock (continued)

Our Common Stock is traded on the Over-the-Counter Bulletin Board under the trading symbol “TOYZ.OB.”

Preferred Stock

At March 31, 2010, the Company had 1,000,000 shares of preferred stock, par value $0.001 per share, authorized (“Preferred Stock”) and zero shares of Preferred Stock issued and outstanding.

The Company’s Board of Directors may designate shares of Preferred Stock to be issued in one or more series and with such designations, rights, preferences and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such Preferred Stock. If Preferred Stock is issued and we are subsequently liquidated or dissolved, the shareholders of the Preferred Stock would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to the shareholders of the Common Stock.

Warrants to Purchase Common Stock

At March 31, 2010, the Company had not issued any warrants to purchase Common Stock of the Company.

Stock Options

At March 31, 2010, the Company had not approved any stock equity plan and there were no outstanding stock options to purchase Common Stock of the Company.

NOTE E – SUBSEQUENT EVENTS

Changes in Control of Registrant

As previously reported in our Current Report on Form 8-K filed with the Securities & Exchange Commission (the “Commission”) on April 27, 2010, which report is incorporated herein by reference, on April 23, 2010, certain selling shareholders of the Company sold an aggregate of 9,912,920 shares (the “Shares”) of the Company’s Common Stock for an aggregate of $400,000. Subsequently, 1,725,430 shares were contributed to the capital of the Company which reduced the number of issued and outstanding shares of Common Stock to 8,274,560.

Change in Officers and Directors

In conjunction with the change of control transaction, Lance Dean resigned as the Company’s sole director and officer and the following individuals were elected to serve in the following capacities:

Name	Age	Position
Harold Montgomery	50	Chairman, Chief Executive Officer, Secretary and Director
Laird Q. Cagan	52	Director
Craig Jessen	52	President and Director
David Pilotte	51	Chief Financial Officer

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE E – SUBSEQUENT EVENTS (continued)

New Business Model and Name Change

Effective upon the consummation of the change in control transactions described herein, the Company changed its business to a new intended business of acquiring retail credit card processing residual streams from independent sales organizations in the United States. The Company has reached an agreement in principal with two of its control shareholders to acquire the trademark name “Calpian” for $10,000 for use in its new business. Upon acquisition of the trademark name, the Company intends to change its name to “Calpian, Inc.”

Agreements with Management

On April 23, 2010, the Company entered into an Independent Contractor’s Agreement (the “Agreement”) to engage David Pilotte to serve as the Company’s Chief Financial Officer. Pursuant to the Agreement, Mr. Pilotte will be paid a retainer of $7,200 per month, plus reasonable and documented expenses, for approximately 24 hours per month with additional time at quarter ends. Any additional hours will be billed at a rate of $275 per hour, subject to written pre-approval by the Company. The Agreement has an initial term of three (3) months, is expected to be amended and renewed based upon the continuing needs of the business, but may be terminated by either party upon thirty (30) days written notice or immediately by the Company upon Mr. Pilotte’s default or breach of the Agreement.

Public Relations Agreement and Unregistered Sale of Equity Securities

On April 26, 2010, the Company engaged a public relations firm (“PR Firm”) pursuant to an agreement that expires on April 30, 2012. As compensation thereunder, the Company issued 50,000 shares of the Company’s Common Stock to the PR Firm (the “Consulting Shares”). Including the Consulting Shares, the sole owner of the PR Firm beneficially owns approximately 6.6% of the Company’s issued and outstanding shares of Common Stock.

Stock Dividend

On April 26, 2010, the Board of Directors of the Company approved and declared a stock dividend of one (1) share of the Company’s Common Stock for every one (1) share of Common Stock outstanding, to be issued to holders of record as of May 13, 2010, (the “Record Date”), and paid on May 14, 2010, (the “Pay Date”). The Board subsequently postponed the stock dividend pending a related corporate action, which action and stock dividend should be completed within the next 60 days. Following the issuance of the stock dividend, the Company will have an aggregate of 16,649,140 shares of issued and outstanding Common Stock, assuming no additional shares of Common Stock are issued prior to the Record Date.

Placement Agent Agreement

On April 30, 2010, the Company entered into an engagement agreement with Colorado Financial Service Corporation (“CFSC”), pursuant to which CFSC shall act as the exclusive financial advisor to the Company in connection with the proposed private placement of unregistered equity or equity linked securities of the Company (the “Offering”). The Company will pay CFSC’s fees equal to 8% of the aggregate gross Offering proceeds from all sales placed by CFSC in the Offering. In addition, the Company will pay a non-accountable expense allowance to CFSC of 2% of the gross Offering proceeds and warrants to purchase a number of shares of securities of the Company equal to 10% of the number of shares placed by CFSC in the Offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Toyzap.com, Inc.

We have audited the accompanying balance sheets of Toyzap.com, Inc. as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ equity and cash flows for the years then ended, and for the period from inception (May 30, 2006) to December 31, 2009. Toyzap.com, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toyzap.com, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is a start-up, has suffered recurring losses from operations and expects to incur continued losses that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey

February 16, 2010

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2009	December 31, 2008
ASSETS

Current Assets:
Cash	$93,879	$130,298

Total current assets	93,879	130,298

Total assets	$93,879	$130,298

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Stockholder advances	$27,100	$27,100
Accounts payable	2,000	11,522
Other current liabilities	330	330

Total current liabilities	29,430	38,952

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock - par value $0.001; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock - par value $0.001; 200,000,000 shares authorized; 10,000,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	147,795	147,795
Deficit accumulated during development stage	(93,346)	(66,449)

Total stockholders’ equity	64,449	91,346

Total liabilities and stockholders’ equity	$93,879	$130,298

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2009 AND 2008

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009

	Years Ended December 31,		From Inception through
	2009	2008	December 31, 2008

Revenues, net	$—	$—	$—

Cost of revenues	—	—	—

Gross profit	—	—	—

Operating expenses:
General and administrative	26,897	53,581	93,346

Total operating expenses	26,897	53,581	93,346

Loss before taxes	(26,897)	(53,581)	(93,346)

Provision for income taxes	—	—	—

Net loss	$(26,897)	$(53,581)	$(93,346)

Loss per share, basic and diluted	$(0.00)	$(0.01)

Weighted average number of shares outstanding	10,000,000	8,300,546

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009

	Years Ended December 31,		From Inception through
	2009	2008	December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(26,897)	$(53,581)	$(93,346)
Adjustments to reconcile net loss to net cash flows from operating activities:
Stock issued for services	—	—	8,000
Increase (decrease) in accounts payable	(9,522)	11,522	2,000
Increase in other current liabilities	—	330	330

Net cash flows used in operating activities	(36,419)	(41,729)	(83,016)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	—	149,695	149,695
Stockholder advances	—	12,000	27,100
Contributed capital	—	—	100

Net cash flows provided by financing activities	—	161,695	176,895

Increase (decrease) in cash	(36,419)	119,966	93,879
Cash, beginning of period	130,298	10,332	—

Cash, end of period	$93,879	$130,298	$93,879

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009

	Common Stock		Additional Paid In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, May 30, 2006 (inception)	$—	$—	$—	$—	$—
Shares issued for services	8,000,000	8,000	—	—	8,000
Net loss	—	—	—	(8,000)	(8,000)

Balance, December 31, 2006	8,000,000	8,000	—	(8,000)	—
Contributed capital	—	—	100	—	100
Net loss	—	—	—	(4,868)	(4,868)

Balance, December 31, 2007	8,000,000	8,000	100	(12,868)	(4,768)
Shares issued in private placement	2,000,000	2,000	147,695	—	149,695
Net loss	—	—	—	(53,581)	(53,581)

Balance, December 31, 2008	10,000,000	10,000	147,795	(66,449)	91,346
Net loss	—	—	—	(26,897)	(26,897)

Balance, December 31, 2009	10,000,000	$10,000	$147,795	$(93,346)	$64,449

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Toyzap.com, Inc. (“Toyzap” or the “Company”) was formed in Texas on May 30, 2006 for the purpose of engaging in the business of Internet toy sales. The Company is a development stage company. The Company intends to market and sell plush and collectible toys to retail customers over the Internet on its website, www.toyzap.com.

Development Stage Activities

The Company is presently in the development stage with no significant revenues from operations. Accordingly, all of the Company’s operating results and cash flows reporting in the accompanying financial statements are considered to be those related to development stage activities and represent the ‘cumulative from inception’ amounts from its development stage activities reported pursuant to Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

Basis of presentation and going concern uncertainty

The Company has been a development stage company and has incurred net operating losses of $93,346 since inception (May 30, 2006). The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern, which is dependent upon the Company’s ability to establish itself as a profitable business. Due to the start-up nature of the Company’s business, the Company expects to incur losses as it expands. To date, the Company’s cash flow requirements have been primarily met by debt and equity financings. The Company has raised additional funds through a private equity investment in order to begin its business operations, but there is no assurance that such additional funds will be available for the Company to finance its operations should the Company be unable to realize profitable operations. The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents. The Company periodically deposits cash with financial institutions in excess of the maximum federal insurance limits (FDIC) of $250,000 per bank.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. At December 31, 2009 and 2008, the Company did not have any accounts receivable.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. At December 31, 2009 and 2008, the Company did not have any long-lived assets.

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts receivable and accounts payable approximate their carrying amounts due to the short maturity of these instruments. At December 31, 2009 and 2008, the Company did not have any other financial instruments.

Revenue Recognition

The Company recognizes revenue when products are fully delivered and collection is reasonably assured.

Stock Based Compensation

For the years ended of December 31, 2009 and 2008, the Company has not issued any share-based payments to its employees.

The Company follows the requirements of SFAS 123(R), Share Based Payments with regard to stock-based compensation issued to employees. The Company has various employment agreements and consulting arrangements that call for stock to be awarded to the employees and consultants at various times as compensation and periodic bonuses. The expense for this stock based compensation is equal to the fair value of the stock that was determined by using the closing trading price on the day the stock was awarded multiplied by the number of shares awarded.

Earnings Per Share

The Company calculates earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings Per Share”, which requires the computation and disclosure of two EPS amounts, basic and diluted. Basic EPS is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding during the period. Such potential dilutive common shares consist of stock options, non-vested shares (restricted stock) and warrants. At December 31, 2009 and 2008, there were no potential common shares that would have an anti-dilutive effect.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and Handling Costs

The Company expenses all shipping and handling costs as incurred. These costs are included in operating expense.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2009.

Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended December 31, 2009.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences for financial and income tax reporting related to net operating losses that are available to offset future federal and state income taxes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to contingencies, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2009 balance sheet date in accordance with FASB ASC 855-10-50, “Subsequent Events,” through February 18, 2010, which is the date the financial statements were issued.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Issued Accounting Standards

In September 2006, ASC issued 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is encouraged. The adoption of ASC 820 is not expected to have a material impact on the financial statements.

In February 2007, ASC issued 825-10, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of ASC 320-10, (“ASC 825-10”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. ASC 825-10 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In December 2007, the ASC issued ASC 810-10-65, Noncontrolling Interests in Consolidated Financial Statements. ASC 810-10-65 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment.

ASC 810-10-65 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Management is determining the impact that the adoption of ASC 810-10-65 will have on the Company’s financial position, results of operations or cash flows.

In December 2007, the Company adopted ASC 805, Business Combinations (“ASC 805”). ASC 805 retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. ASC 805 defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. ASC 805 will require an entity to record separately from the business combination the direct costs, where previously these costs were included in the total allocated cost of the acquisition. ASC 805 will require an entity to recognize the assets acquired, liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, at their fair values as of that date.

ASC 805 will require an entity to recognize as an asset or liability at fair value for certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, ASC 805 will require an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. This will be effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted and the ASC is to be applied prospectively only. Upon adoption of this ASC, there would be no impact to the Company’s results of operations and financial condition for acquisitions previously completed. The adoption of ASC 805 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Issued Accounting Standards (continued)

In March 2008, ASC issued ASC 815, Disclosures about Derivative Instruments and Hedging Activities”, (“ASC 815”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities. These enhanced disclosures will discuss: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for and its related interpretations; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that ASC 815 will have an impact on their results of operations or financial position.

In April 2008, ASC issued ASC 350, “Determination of the Useful Life of Intangible Assets”. This amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The guidance is used for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after adoption, and the disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, adoption. The Company does not believe ASC 350 will materially impact their financial position, results of operations or cash flows.

Effective April 1, 2009, the Company adopted ASC 855, Subsequent Events (“ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Adoption of ASC 855 did not have a material impact on the Company’s results of operations or financial condition. The Company has evaluated subsequent events through November 13, 2009, the date the financial statements were issued.

Effective July 1, 2009, the Company adopted FASB ASU No. 2009-05, Fair Value Measurement and Disclosures (Topic 820) (“ASU 2009-05”). ASU 2009-05 provided amendments to ASC 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required for Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company’s results of operations or financial condition.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Issued Accounting Standards (Continued)

Other ASU’s that have been issued or proposed by the FASB ASC that do not require adoption until a future date and are not expected to have a material impact on the financial statements upon adoption.

NOTE B – RELATED PARTIES

Mr. Dean, Chief Executive Officer has advanced funds to the Company for legal, audit, filing fees, general office administration, and cash needs. As of December 31, 2009 and 2008, Mr. Dean had advanced $27,100. Mr. Dean will be repaid if and when ToyZap.com has a positive cash flow. There is no due date for the repayment of funds advanced by Mr. Dean. The obligation to Mr. Dean does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Dean or the repayment of the funds to Mr. Dean.

Our executive, administrative and operating offices are located at Mr. Dean’s home residence. Mr. Dean provides space for the company’s operations free of charge. There is no written agreement evidencing this arrangement.

For legal services rendered during 2008, we owed $9,462 to a company owned by a shareholder, during the fourth quarter of 2009; the company owned by the shareholder forgave the amount due.

NOTE C – CAPITAL STOCK

Common Stock

At December 31, 2009, the Company had 200,000,000 shares of common stock, par value $0.001 per share, authorized (“Common Stock”) and 10,000,000 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share and are to receive dividends or other distributions when and if declared by the Director. Our Common Stock began trading on the Over-the-Counter Bulletin Board on March 4, 2009 under the trading symbol “TOYZ.”

Registration of an offering of our common shares became effective on May 7, 2008 under which we offered 2,000,000 shares of our common stock at a price of $0.075 per share on a self-underwritten basis (the “Offering”). The shares were offered and sold by the Company through the efforts of Lance Dean, our sole officer, director, employee and major shareholder. The Company closed the Offering on November 17, 2008 when it broke escrow after fully subscribing the Offering by selling 2,000,000 shares for $150,000. Mr. Dean did not purchase shares in this Offering. The Company believes that the funds received from the Offering will satisfy its cash requirements over the next twelve-month period.

None of our Common Stock is subject to outstanding options or rights to purchase, nor do we have any securities that are convertible into our Common Stock. We have not agreed to register any of our stock for anyone, nor do we presently have in effect employee stock options or benefits plans that would involve the issuing of additional shares of our Common Stock.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE C – CAPITAL STOCK (Continued)

Preferred Stock

At December 31, 2009, the Company had 1,000,000 shares of preferred stock, par value $0.001 per share, authorized (“Preferred Stock”) which can be designated in series as desired by the Director, and no shares of Preferred Stock issued and outstanding.

The preferred stock may be created and issued in one or more series and with such designations, rights, preferences and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such preferred stock. If preferred stock is issued and we are subsequently liquidated or dissolved, the preferred shareholders would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to common shareholders.

Warrant to Purchase Common Stock

At December 31, 2009, the Company had not issued any warrants to purchase Common Stock of the Company.

Stock Options

At December 31, 2009, the Company had not approved any stock equity plan and there were no outstanding stock options to purchase Common Stock of the Company.

NOTE D – INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Deferred Tax Assets:

Net operating loss carry-forward	$(9,414)	$(18,753)
Less: valuation allowance	9,414	18,753

Deferred tax assets	-0-	-0-
Deferred tax liabilities	-0-	-0-

Net deferred tax asset	$-0-	$-0-

The Company had federal and state net operating tax loss carry-forward of approximately $93,000 as of December 31, 2009. The tax loss carry-forwards are available to offset future taxable income with the federal and state carry-forwards beginning to expire in 2028.

In 2009, net deferred tax assets increased by $9,417 primarily due to additional loss carry-forwards in 2009. The realization of the tax benefits is subject to the sufficiency of taxable income in future years. The combined deferred tax assets represent the amounts expected to be realized before expiration.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE D – INCOME TAXES (Continued)

The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, the Company concluded that it is more likely than not that its net deferred tax assets will ultimately be recovered and, accordingly, no valuation allowance was recorded as of December 31, 2009.

The difference between the expected income tax expense (benefit) and the actual tax expense (benefit) computed by using the Federal statutory rate of 35% is as follows:

	Twelve Months Ended December 31,
	2009	2008

Expected income tax benefit (loss) at statutory rate of 35%	$(9,414)	$(18,753)
State and local tax benefit, net of federal	-0-	-0-
Change in valuation account	9,414	18,753

Income tax expense (benefit)	$-0-	$-0-

NOTE E – COMMITMENTS AND CONTINGENCIES

Mr. Dean developed the concepts behind the first line of six characters we intend to offer for sale. Mr. Dean assigned any intellectual property rights that he may have had in that line of characters to us. For future lines of characters, we will be dependent on concepts and other intellectual property developed by Mr. Dean and assigned by him to the Company. However, Mr. Dean is not under contractual obligation to the Company to continue to develop new lines of characters nor is he under any contractual obligations to assign his intellectual property rights in any new lines of characters he develops to us. We do not intend to use any person other than Mr. Dean as a source of concepts for new lines of characters for our website.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

The following documents are furnished as exhibits to this Form 10.

Number	Date	Exhibit
3.1	n/a	Articles of Incorporation.(1)

3.2	n/a	Bylaws.(1)

4.1	n/a	Specimen Common Stock Certificate.(4)

10.0	April 23, 2010	Purchase Agreement, form of (to purchase outstanding shares of the Company’s Common Stock from selling shareholders).(1)

10.1	April 23, 2010	Shareholders’ Agreement between certain of the Company’s shareholders and Cagan Capital, LLC.(2)

10.2	April 23, 2010	Lock-up Agreement, form of.(2)

10.3	April 23, 2010	Independent Contractor’s Agreement by and between the Company and David Pilotte.(3)

10.4	April 26, 2010	Consulting Agreement by and between the Company and Liviakis Financial Communications, Inc.(3)

10.5	April 30, 2010	Engagement Agreement by and between the Company and Colorado Financial Service Corporation.(2)

21.1	n/a	List of Subsidiaries.(4)

(1)	Filed as an exhibit on Form SB-2 filed with the Commission on October 18, 2007.
(2)	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
(3)	Filed as an exhibit to Current Report on Form 8-K filed with the Commission on April 27, 2010.
(4)	Filed as an exhibit to Form 10-K for the year ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYZAP.COM, INC.

Date: May 27, 2010	By:	/S/ HAROLD MONTGOMERY
Harold Montgomery
Chairman and Chief Executive Officer